FORM 6-K/A

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending February 2012

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
--

Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons

I give below details of changes in the directors' interests in the Ordinary shares and American Depositary Shares (ADSs) of GlaxoSmithKline plc.

On 30 December 2011, the Company's Non-Executive Directors were provisionally allocated the following awards over Ordinary shares and American Depositary Shares (ADSs) in the Company through the annual reinvestment of dividends paid throughout 2011:

GlaxoSmithKline Non-Executive Directors Automatic Share Award and Elected Share Award- Annual Dividend Reinvestment

Non-Executive Director	No. of Ordinary Shares	Average Price (£)	No. of ADSs	Average Price ($)
Sir Christopher Gent	3,072.732	14.70
Prof Sir Roy Anderson	408.069	14.70
Dr Stephanie Burns			361.105	45.53
Ms Stacey Cartwright	3.865	14.70
Mr Lawrence Culp			1,133.685	45.53
Sir Crispin Davis	2,536.065	14.70
Ms Judy Lewent			1.998	45.53
Sir Deryck Maughan			1,033.536	45.53
Mr James Murdoch	467.973*	14.70
Dr Daniel Podolsky			623.023	45.53
Mr Tom de Swaan	612.754	14.70
Sir Robert Wilson	710.997	14.70

The Company and the Non-Executive Directors were informed of these allocations on 10 January 2012.

This notification relates to transactions notified in accordance with Disclosure and Transparency Rule 3.1.4R(1)(a).

V A Whyte
Company Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: February 03, 2012

By: VICTORIA WHYTE
------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc